

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02017788

NO ACT
P.E 1-29-02
1-00035

February 1, 2002

Act 1934
Section 14A-8
Rule
Public Availability 2/1/2002

Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Re: General Electric Company

Dear Ms. Fraser:

This is in regard to your letter dated January 29, 2002 concerning the shareholder proposal submitted by Missionary Oblates of Mary Immaculate for inclusion in GE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that GE therefore withdraws its December 17, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

cc: Seamus P. Finn, OMI
Director
Justice, Peace, and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017-1516

CPGH

1934 Act, Section 14(a)
Rule 14a-8(i)(12)(iii)



Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8 229-2442 Fax: 8*229-3079*
e-mail: eliza.fraser@corporate.ge.com

December 17, 2001


SEC MAIL
PROCESSING
RECEIVED
DEC 18 2001
354
WASH, D.C.
SECTION

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: <u>Omission of Share Owner Proposal
By Missionary Oblates of Mary Immaculate</u>

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE") intends to omit from its proxy materials for its 2002 Annual Meeting the following resolution and its supporting statement (the "Proposal") which it received from Missionary Oblates of Mary Immaculate:

> "Resolved that the shareholders request the Board of Directors to amend the Company's Code of Conduct to include the International Labor Organization's core labor standards and to report this action to shareholders by October 2002."

A copy of the Proposal is attached as Exhibit A.

It is GE's opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(12)(iii) on the grounds that substantially the same proposal has been submitted three times previously within the past five years and received less than 10% of the vote the last time it was voted on. Rule 14a-8(i)(12) provides that:

> If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been

> previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
>
> * * *
>
> (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years.

See e.g., General Motors Corporation (March 11, 2001); Lawson Products, Inc., (March 17, 2000); PG&E Corporation (January 15, 1999).

Here, GE believes it may properly omit the Proposal under the "resubmission exclusion" cited above because proposals dealing with "substantially the same subject matter" as the Proposal were included in GE's 1999, 2000 and 2001 proxy materials. Further, such proposal did not receive the requisite 10% shareholder vote at the 2001 annual meeting, and therefore the Proposal is excludable under 14a-8(i)(12)(iii).

A. The Proposal Deals with Substantially the Same Subject Matter as Proposal No. 2 put to Shareholder Vote in 1999, 2000 and 2001

Attached as Exhibit B are the three substantially similar prior proposals included as proposal No. 2 in GE's proxy statements in 1999, 2000 and 2001. In Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), 6 Fed. Sec. L. Rep. (CCH) ¶60,014, at 50,177-78, at F.2, F.3 and F.4, the Staff delineated the requisite conditions that must be satisfied to exclude a shareholder proposal under 14a-8(i)(12). In accordance with SLB 14, we have looked back three calendar years to see if GE previously included a proposal or proposals dealing with substantially the same subject matter as the Proposal. In sum, Proposal No. 2 submitted in 1999, 2000 and 2001 each request or urge the Board of Directors to adopt a workplace code of conduct based on the International Labor Organization's (ILO) Conventions on workplace human rights, with specified conditions. Comparing Exhibits A and B shows that all three prior resolutions include the same language as the Proposal. The proposals themselves are identical to each other and to the Proposal, and the supporting statements are virtually identical. Any variations between the supporting statements in the Proposal and the prior submissions are immaterial.

B. The 2001 Proposal Did Not Receive The Requisite Shareholder Support.

As discussed above, in 1999, 2000 and 2001, proposals regarding substantially the same subject matter as the Proposal were submitted to GE's shareholders as Proposal No. 2 and received the following votes: 1999, 7.1%; 2000, 7.8%; and 2001, 6.7%.

Attached as Exhibit C is the Inspector Certificate for the 2001 vote, which shows that the proposal received less than 10% of the vote the last time that it was voted on. Under Rule 14a-8(i)(12)(iii), and as explained in SLB 14 at F.3, a proposal may be excluded if a proposal with substantially the same subject matter has been submitted three or more times during the last five calendar years, and at the time of last submission it received less than 10% of the vote. As shown above, only 6.7% of the shareholders voted to support proposal No. 2 in 2001, which does not meet the 10% threshold. Clearly, the Proposal fits squarely within the exclusion of 14a-8(i)(12)(iii) as set forth in the SLB 14.

We note that the identities of the proponents of the 1999, 2000 and 2001 proposals are irrelevant to this analysis. Neither the rule itself, nor SLB 14's detailed explanation of the rule, requires that the proponents of prior proposals be the same as the current proponent in order to exclude a proposal under 14a-8(i)(12)(iii). Therefore, the proponents who submitted the 1999, 2000 and 2001 proposals are irrelevant to the analysis of whether or not the Proposal is excludable under the rule.

Based on the above, it is our position that the Proposal should be excluded from GE's 2002 proxy materials pursuant to Rule 14a-8(i)(12)(iii)—the Proposal deals with substantially the same subject matter as Proposal No. 2 in GE's 1999, 2000 and 2001 proxy materials, and Proposal No. 2 received less than 10% of the shareholder vote in 2001.

Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, the Missionary Oblates of Mary Immaculate is being notified that GE does not intend to include the proposal in its 2002 proxy statement.

We expect to file GE's definitive proxy materials with the Securities and Exchange Commission on or about March 8, 2002, the date on which GE currently expects to begin mailing the proxy statement to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy statement on or about February 18, 2002. GE's Annual Meeting is scheduled to be held on April 24, 2002.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,



Eliza W. Fraser

Enclosures

cc: Special Counsel – 14a-8 – No Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

cc: Seamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017-1516

Co-Filers

Francis G. Coleman
Vice President
Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Timothy P. Dewane, Director
Office of Global Justice & Peace
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

Mary Ann Gaido
Assistant Vice President
Advocacy and Government Relations
St. Joseph Health System
P. O. Box 14132
Orange, CA 92863-1532

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
Regional Community of St. Louis
2039 North Geyer Road
St. Louis, MO 63131-3399

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the
Incarnate Word
P. O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

Sr. Susan Jordan, SSND
Social Responsibility Agent for the
Board of Directors
School Sisters of Notre Dame Cooperative
Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125

Brother Thomas G. Krieter, C.S.C.
Provincial Steward
Holy Cross, Southern Province
2111 Brackenridge Street
Austin, TX 78704-4322

Patricia Lipton
Executive Director
State of Wisconsin Investment Board
P. O. Box 4842
Madison, WI 53707-7842

Sister Gabriella Lohan, SHSp
General Treasurer
Sisters of the Holy Spirit and Mary Immaculate
Holy Spirit Convent
301 Yucca Street
San Antonio, TX 78203-2399

Dr. Donna Meyer
System Director – Community Health
Christus Health
2600 North Loop West
Houston, TX 77092

Mr. Tim Moller
Chief Financial Officer
Sisters of Charity of Cincinnati
5900 Delhi Road
Mount St. Joseph, OH 45051

Nora M. Nash, OSF
Director Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Mary Ondreyco, snjm
Vice President
Sisters of the Holy Name of Jesus and Mary
SNJM California
Provincial Administration
Post Office Box 907
Los Gatos, CA 95031-0907

Valora Washington, PH.D.
Executive Director
Unitarian Universalist Service Committee
130 Prospect Street
Cambridge, MA 02139-1845

PROPOSAL FOR A GLOBAL SET OF CORPORATE STANDARDS – General Electric

Whereas, our company, as a global corporation, faces numerous complex problems which also affect our interests as shareholders. The international context within which our company operates is becoming increasingly diverse as we enter the new millennium.

A "Millennium Poll on Corporate Social Responsibility" interviewed over 25,000 citizens in 23 countries and found that two in three citizens want companies to go beyond their historical role of making a profit, paying taxes, employing people and obeying all laws; they want companies to contribute to broader societal goals as well. (Environics International Ltd., October 1999)

Companies face important concerns arising from diverse cultures and political and economic contexts. These concerns require management to address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace and sustainable community development. Companies must find effective ways to eliminate the use of child labor, forced labor, bribery and harmful environmental practices.

Our company recently issued its revised global code, "Integrity: The Spirit and The Letter of Our Commitment." While the code includes issues related to employment practices, it fails to reference internationally recognized core labor standards of the International Labor Organization, a tripartite body founded in 1919 and made up of representatives of business, government and labor. It is essential for a global company to include international labor and human rights standards as principles guiding its policies and behavior.

Companies should be in a position to assure shareholders that its employees are treated fairly and paid a sustainable living wage wherever they work in the global economy. We believe that General Electric should strengthen its code by including mechanisms to make sure its suppliers comply with our company's standards. One important element of ensuring compliance is the utilization of independent monitors made up of respected local human rights, religious and other non-governmental organizations that know the local culture.

Improving the quality of life for employees and their communities can lead to increased productivity and enhance the bottom line for the company.

RESOLVED, the shareholders request the Board of Directors to amend the Company's Code of Conduct to include the International Labor Organization's core labor standards and to report this action to shareholders by October 2002.

Supporting Statement

We recommend the inclusion of the following principles:

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138).

Exhibit B

Share Owner Proposal No. 2

CBC (Coordinated Bargaining Committee of GE Unions), 1126 Sixteenth Street, N.W., Washington, DC 20036-4866, has notified GE that it intends to submit the following proposal at this year's meeting:

"General Electric is a global corporation and its international operations and sourcing arrangements expose the company to a variety of risks. This proposal is designed, therefore, to manage the risk of being a party to serious human rights violations in the workplace. General Electric operates or has business relationships in a number of countries, including China and Mexico, where, according to sources such as the U.S. State Department, Amnesty International, and Human Rights Watch, human rights are not adequately protected by law and/or public policy.

"The success of many of General Electric's businesses depends on consumer and governmental good will. Since General Electric's brand name is one of the Company's most significant assets, the Company would benefit from adopting and enforcing a code of conduct that would ensure that it is not associated with human rights violations in the workplace. This would protect the company's brand name and/or its relationship with its customers and the numerous governments under which the company operates and with which it does business.

"In addition, institutional investors are increasingly concerned with the impact of company workplace practices on shareholder value. At least two of the world's largest pension funds have adopted responsible contractor and workplace practice guidelines. The adoption of such a code of conduct would increase General Electric's attractiveness to the institutional investor community.

"Resolved: The shareholders urge the Board of Directors to adopt, implement, and enforce a workplace code of conduct based on the International Labor Organization's (ILO) Conventions on workplace human rights, and including the following principles:

1. All workers shall have the right to form and join trade unions and to bargain collectively.
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions.
3. There shall be no discrimination or intimidation in employment. General Electric shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, nationality, social origin or other distinguishing characteristics.
4. Employment shall be freely chosen. There shall be no use of forced, included bonded or voluntary prison, labor."

Your Board of Directors recommends a vote AGAINST this proposal.

GE is committed to operating in every country where it does business in full compliance with all applicable laws and has adopted and implemented a code of conduct regarding a variety of matters, including fair treatment of employees. GE has also implemented a substantial and ongoing global education effort to assure that employees and managers understand both the spirit and letter of these requirements, and established a global, multi-language network of helplines and ombudspersons so that employees can raise concerns and have them promptly addressed with care and respect. Your Board of Directors therefore does not believe that the code of conduct suggested in the proposal is necessary, and recommends a vote against the proposal.

Share Owner Proposal No. 2

he New York City Employees' Retirement System, 1 Center Street, New York, Y 10007-2341, and another filer have notified GE that they intend to submit e following proposal at this year's meeting:

"General Electric is a global corporation and its international operations and urcing arrangements expose the company to a variety of risks. This proposal designed, therefore, to manage the risk of being a party to serious human ghts violations in the workplace. GE operates or has business relationships in a umber of countries, including China and Mexico, where, according to sources ch as the U.S. State Department, Amnesty International, and Human Rights atch, human rights are not adequately protected by law and/or public policy.

"The success of many GE businesses depends on consumer and governmen- l good will. Since brand name is one of the Company's most significant assets, e Company would benefit from adopting and enforcing a code of conduct at would ensure that it is not associated with human rights violations in the orkplace. This would protect the company's brand name and/or its relation- ip with its customers and the numerous governments under which the com- any operates and with which it does business.

"In addition, institutional investors are increasingly concerned with the pact of company workplace practices on shareholder value. At least two of the orld's largest pension funds have adopted responsible contractor and work- lace practice guidelines. The adoption of such a code of conduct would crease attractiveness to the institutional investor community.

"Resolved: The shareholders urge the Board of Directors to adopt, imple- ent, and enforce the workplace code of conduct as based on the International abor Organization's (ILO) Conventions on workplace human rights, and cluding the following principles:

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Convention 87 and 98)
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. GE shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111)
4. Employment shall be freely chosen. There shall be no use of force, including bonded or voluntary prison labor. (ILO Convention 29 and 105)
5. There shall be no use of child labor. (ILO Convention 138)

"The shareholders urge the Board of Directors to issue an annual report on he status of Company's adoption, implementation and enforcement of the bove-stated code."

Your Board of Directors recommends a vote AGAINST this proposal.

GE is committed to operating in every country where it does business in full compliance with all applicable laws and has adopted and implemented a code of conduct regarding a variety of matters, including fair treatment of employ- ees. GE has also implemented a substantial and ongoing global education effort to assure that employees and managers understand both the spirit and letter of these requirements and has established a global, multi-language network of helplines and ombudspersons so that employees can raise concerns and have them promptly addressed with care and respect. Your Board of Directors there- fore does not believe that the code of conduct suggested in the proposal is necessary and recommends a vote against the proposal.

• Share Owner Proposal No. 2

The Missionary Oblates of Mary Immaculate, 391 Michigan Avenue, N.E., Washington, D.C. 20017-1516, and other filers have notified GE that they intend to submit the following proposal at this year's meeting:

"Whereas, our company, as a global corporation, faces numerous complex problems which also affect our interests as shareholders. The international context within which our company operates is becoming increasingly diverse as we enter the new millennium.

"A 'Millennium Poll on Corporate Social Responsibility' interviewed over 25,000 citizens in 23 countries and found that two in three citizens want companies to go beyond their historical role of making a profit, paying taxes, employing people and obeying all laws; they want companies to contribute to broader societal goals as well. (Environics International Ltd., October 1999)

"Companies face important concerns arising from diverse cultures and political and economic contexts. These concerns require management to address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace and sustainable community development. Companies must find effective ways to eliminate the use of child labor, forced labor, bribery and harmful environmental practices.

"Our company recently issued its revised global code, 'Integrity: the Spirit and The Letter of Our Commitment.' While the code includes issues related to employment practices, it fails to reference internationally recognized core labor standards of the International Labor Organization, a tripartite body founded in 1919 and made up of representatives of business, government and labor. It is essential for a global company to include international labor and human rights standards as principles guiding its policies and behavior.

"Companies should be in a position to assure shareholders that its employees are treated fairly and paid a sustainable living wage wherever they work in the global economy. We believe that General Electric should strengthen its code by including mechanisms to make sure its suppliers comply with our company's standards. One important element of ensuring compliance is the utilization of independent monitors made up of respected local human rights, religious and other non-governmental organizations that know the local culture.

"Improving the quality of life for employees and their communities can lead to increased productivity and enhance the bottom line for the company.

"Resolved, the shareholders request the Board of Directors to amend the Company's Code of Conduct to include the International Labor Organization's core labor standards and to report this action to the shareholders by October 2001.

"Supporting Statement: We recommend the inclusion of the following principles:

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Convention 87 and 98)
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111)
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105)
5. There shall be no use of child labor. (ILO Convention 138)"

Your Board of Directors recommends a vote AGAINST this proposal.

GE is committed to operating in every country where it does business in full compliance with all applicable laws and has adopted and implemented a code of conduct regarding a variety of matters, including fair treatment of employees. GE has also implemented a substantial and ongoing global education effort to assure that employees and managers understand both the spirit and letter of these requirements and has established a global, multi-language network of helplines and ombudspersons so that employees can raise concerns and have them promptly addressed with care and respect. Your Board of Directors therefore does not believe that the code of conduct suggested in the proposal is necessary and recommends a vote against the proposal.

Exhibit C

GENERAL ELECTRIC COMPANY

ANNUAL MEETING OF SHARE OWNERS
APRIL 25, 2001

REPORT OF INSPECTORS OF ELECTION

To: Benjamin W. Heineman, Jr., Secretary

I, Michael Barbera, on behalf of the IVS Associates, Inc., the Inspectors of Election duly appointed to act at the Annual Meeting of Share Owners of General Electric Company held at Atlanta Civic Center, 395 Piedmont Avenue, N.E., Atlanta, Georgia on April 25, 2001, having subscribed to the oath prescribed by statute before entering upon the discharge of our duties, and having received and canvassed the votes at said meeting, certify that the results thereof were as follows:

ELECTION OF DIRECTORS

The votes in the election of directors were cast by ballot for the following nominees, each of whom received the number of votes set opposite his/her name:

	RANK	SHARES FOR	SHARES WITHHELD
JAMES I. CASH, JR.	10	7,941,541,542	113,653,930
SILAS S. CATHCART	14	7,937,651,943	117,543,529
DENNIS D. DAMMERMAN	2	7,944,434,692	110,760,780
PAOLO FRESCO	12	7,940,039,976	115,155,496
ANN M. FUDGE	7	7,942,091,362	113,104,110
CLAUDIO X. GONZALEZ	11	7,940,828,307	114,367,165
JEFFREY R. IMMELT	1	7,944,852,420	110,343,052
ANDREA JUNG	3	7,943,400,119	111,795,353
KENNETH G. LANGONE	17	7,755,518,508	299,676,964
ROCHELLE B. LAZARUS	4	7,943,232,978	111,962,494
SCOTT G. MCNEALY	8	7,942,032,991	113,162,481
GERTRUDE G. MICHELSON	15	7,930,019,171	125,176,301

SAM NUNN	19	7,742,334,977	312,860,495
ROGER S. PENSKE	18	7,749,027,731	306,167,741
FRANK H. T. RHODES	13	7,937,979,437	117,216,035
ANDREW C. SIGLER	9	7,941,762,427	113,433,045
DOUGLAS A. WARNER III	16	7,757,578,951	297,616,521
JOHN F. WELCH, JR.	6	7,943,133,032	112,062,440
ROBERT C. WRIGHT	5	7,943,226,163	111,969,309

Accordingly, the nineteen above-named nominees, having received a plurality of the votes cast, have been elected directors of the Company for the ensuing year and until their successors have been elected and qualified.

PROPOSAL TO APPROVE THE APPOINTMENT BY
THE BOARD OF DIRECTORS OF INDEPENDENT
AUDITORS FOR THE YEAR 2001

A vote by ballot was taken on the foregoing proposal set forth on page 30 of the Proxy Statement. The holders of 7,949,551,547 shares of common stock, 99.2% of the total number of shares voting, voted in favor of the approval of this proposal, and the holders of 67,216,535 shares, .8% of the total number of shares voting, voted against it. Accordingly, this proposal was approved. The holders of 38,427,390 shares, .5% of the total number of shares balloted, abstained from voting.

SHARE OWNER PROPOSAL NO. 1
RELATING TO CUMULATIVE VOTING

A vote by ballot was taken on the foregoing proposal set forth on page 31 of the Proxy Statement. The holders of 1,796,777,095 shares of common stock, 30.5% of the total number of shares voting, voted in favor of the approval of this proposal, and the holders of 4,097,436,669 shares, 69.5% of the total number of shares voting, voted against it. Accordingly, this proposal was defeated. The holders of 499,728,144 shares, 6.2% of the total number of shares balloted, abstained from voting. The holders of 1,661,253,564 shares, 20.6% of the total number of shares balloted, were represented by broker non-votes.

SHARE OWNER PROPOSAL NO. 2
RELATING TO A WORKPLACE CODE OF CONDUCT

A vote by ballot was taken on the foregoing proposal set forth on pages 31-33 of the Proxy Statement. The holders of 405,583,108 shares of common stock, 6.7% of the total number of shares voting, voted in favor of the approval of this proposal, and the holders of 5,603,811,950 shares, 93.3% of the total number of shares voting, voted against it. Accordingly, this proposal was defeated. The holders of 384,546,850 shares, 4.8% of the total number of shares balloted, abstained from voting. The holders of 1,661,253,564 shares, 20.6% of the total number of shares balloted, were represented by broker non votes.

SHARE OWNER PROPOSAL NO. 3
REPORT ON PCB CLEANUP COSTS

A vote by ballot was taken on the foregoing proposal set forth on pages 33-34 of the Proxy Statement. The holders of 634,391,419 shares of common stock, 10.6% of the total number of shares voting, voted in favor of the approval of this proposal, and the holders of 5,372,168,483 shares, 89.4% of the total number of shares voting, voted against it. Accordingly, this proposal was defeated. The holders of 387,382,006 shares, 4.8% of the total number of shares balloted, abstained from voting. The holders of 1,661,253,564 shares, 20.6% of the total number of shares balloted, were represented by broker non-votes.

SHARE OWNER PROPOSAL NO. 4
RELATING TO A NUCLEAR POWER REPORT

A vote by ballot was taken on the foregoing proposal set forth on pages 34-36 of the Proxy Statement. The holders of 447,589,011 shares of common stock, 7.5% of the total number of shares voting, voted in favor of the approval of this proposal, and the holders of 5,525,880,914 shares, 92.5% of the total number of shares voting, voted against it. Accordingly, this proposal was defeated. The holders of 420,471,983 shares, 5.2% of the total number of shares balloted, abstained from voting. The holders of 1,661,253,564 shares, 20.6% of the total number of shares balloted, were represented by broker non-votes.

SHARE OWNER PROPOSAL NO. 5
RELATING TO DIRECTOR ELECTION PROCESS

A vote by ballot was taken on the foregoing proposal set forth on pages 36-37 of the Proxy Statement. The holders of 240,295,142 shares of common stock, 3.8% of the total number of shares voting, voted in favor of the approval of this proposal, and the holders of 6,002,321,651 shares, 96.2% of the total number of shares voting, voted against it. Accordingly, this proposal was defeated. The holders of 151,325,115 shares, 1.9% of the total number of shares balloted, abstained from voting. The holders of 1,661,253,564 shares, 20.6% of the total number of shares balloted, were represented by broker non-votes.

SHARE OWNER PROPOSAL NO. 6
RELATING TO DIRECTOR INDEPENDENCE

A vote by ballot was taken on the foregoing proposal set forth on pages 37-38 of the Proxy Statement. The holders of 1,974,719,146 shares of common stock, 31.8% of the total number of shares voting, voted in favor of the approval of this proposal, and the holders of 4,240,046,009 shares, 68.2% of the total number of shares voting, voted against it. Accordingly, this proposal was defeated. The holders of 179,176,753 shares, 2.2% of the total number of shares balloted, abstained from voting. The holders of 1,661,253,564 shares, 20.6% of the total number of shares balloted, were represented by broker non-votes.

SHARE OWNER PROPOSAL NO. 7
RELATING TO A LANDMINE AND CLUSTER BOMB PRODUCTION

A vote by ballot was taken on the foregoing proposal set forth on pages 39-40 of the Proxy Statement. The holders of 204,845,412 shares of common stock, 3.4% of the total number of shares voting, voted in favor of the approval of this proposal, and the holders of 5,799,298,635 shares, 96.6% of the total number of shares voting, voted against it. Accordingly, this proposal was defeated. The holders of 389,797,861 shares, 4.8% of the total number of shares balloted, abstained from voting. The holders of 1,661,253,564 shares, 20.6% of the total number of shares balloted, were represented by broker non-votes.

IVS ASSOCIATES, INC.
INSPECTORS OF ELECTION

By: 
Michael Barbera

STATE OF DELAWARE)
) ss:
COUNTY OF NEW CASTLE)

On this 2nd day of August, 2001, before me personally came Michael Barbera to me personally known and personally known to me to be the individual described in and who executed the foregoing certificate, and he duly acknowledged to me that he executed the same.

Diane Peabody
Notary Public